FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of …	March	………………………………………………………,	2018

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 30, 2018	By……/s/………. Eiji Shimizu …………………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. NOTICE OF RESOLUTIONS OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 117TH BUSINESS TERM

TRANSLATION

Securities Code: 7751

March 29, 2018

TO OUR SHAREHOLDERS

CANON INC.

30-2, Shimomaruko 3-chome,

Ohta-ku, Tokyo

Fujio Mitarai

Chairman & CEO

NOTICE OF RESOLUTIONS

OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 117TH BUSINESS TERM

Notice is hereby given that, at the Ordinary General Meeting of Shareholders for the 117th Business Term of Canon Inc. (the “Company”) held today, reports were made and resolutions were passed as mentioned below.

      Matters Reported:

1.

Reports on the contents of the Business Report and Consolidated Financial Statements for the 117th Business Term (from January 1, 2017 to December 31, 2017), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2.	Reports on the content of the Financial Statements for the 117th Business Term (from January 1, 2017 to December 31, 2017).
The contents of items 1. and 2. above were reported.

      Matters Resolved upon:

      Item No.1   Dividend from Surplus

It was approved and adopted in all respects as proposed. Thus, the term-end dividend was decided to be 85.00 yen per share, consisting of an ordinary term-end dividend of 75.00 yen per share, and a commemorative dividend of 10.00 yen per share to commemorate the 80th anniversary of the Company’s establishment in August 2017.

As we have already paid an interim dividend of 75.00 yen per share, the full-year dividend will be 160.00 yen per share, which is an increase of 10.00 yen compared with the previous term.

      Item No.2   Election of Seven Directors

It was approved and adopted in all respects as proposed. Thus, Messrs. Fujio Mitarai, Masaya Maeda, Toshizo Tanaka, Toshio Homma, Shigeyuki Matsumoto, Kunitaro Saida and Haruhiko Kato were reappointed as Directors. All of them assumed their offices.

Messrs. Kunitaro Saida and Haruhiko Kato are Outside Directors.

      Item No.3   Election of Two Audit & Supervisory Board Members

It was approved and adopted in all respects as proposed. Thus, Messrs. Masaaki Nakamura and Koichi Kashimoto were newly appointed as Audit & Supervisory Board Members and all of them assumed their offices.

Mr. Koichi Kashimoto is an Outside Audit & Supervisory Board Member.

      Item No.4   Grant of Bonus to Directors

It was approved and adopted in all respects as proposed. Thus, it was decided that bonus shall be granted to the five Directors excluding Outside Directors as of the end of this term, which totals 111,500,000 yen.

      Item No.5   Revision of Remuneration, etc. for Directors

It was approved and adopted in all respects as proposed. Thus, the stock-type compensation stock option plan was introduced for the purpose of providing an incentive for Directors to further contribute to the improvement of medium- and long-term operating results and higher corporate value through sharing the benefits and risks of share price fluctuations with the Company’s shareholders, and the amount of remuneration of Directors relating to this stock-type compensation stock option plan was set at a yearly amount of 0.3 billion yen or less as part of a yearly amount of 1.8 billion yen or less, which was approved at the Company’s Ordinary General Meeting of Shareholders for the 112th Business Term.

APPOINTMENT OF REPRESENTATIVE DIRECTORS AND DIRECTORS WITH SPECIFIC TITLES

As a result of the resolution passed at the meeting of the Board of Directors which was held after the Ordinary General Meeting of Shareholders for the 117th Business Term, each of the following persons were appointed as Representative Directors and Directors with specific titles. All of them assumed their offices.

Representative Director, Chairman & CEO	Fujio Mitarai
Representative Director, President & COO	Masaya Maeda
Representative Director, Executive Vice President & CFO	Toshizo Tanaka
Representative Director, Executive Vice President & In charge of Office Business	Toshio Homma
Representative Director, Executive Vice President & CTO	Shigeyuki Matsumoto

INFORMATION ON THE COMPANY’S INVESTOR RELATIONS WEBSITE

Please refer to the following website for materials including our Business Report, procedures regarding requests for purchase or sale of shares less than one unit, and for procedures regarding transferring from a special account (tokubetsu koza).

The Company’s Investor Relations Website     http://global.canon/en/ir/

PAYMENT OF THE TERM-END DIVIDEND

The term-end dividend due for the 117th Business Term shall be paid by either of the following methods.

∎	If you are receiving the dividend with the “Receipt of Dividend”:

Please receive the dividend in accordance with the instructions stated on the enclosed “Receipt of Term-end Dividend of the 117th Business Term” at a nearby head office, branch office or subbranch office of Japan Post Bank, or a post office (banking agency) during the payment period (from March 30, 2018 to May 2, 2018). You can also make your dividend be remitted to your Japan Post Bank account or postal giro account or bank account with this “Receipt of Term-end Dividend of the 117th Business Term.”

∎	If you have requested the dividend to be transferred to your account of bank, Japan Post Bank or securities companies, etc.:

Please confirm the description of the enclosed “Statement of Term-end Dividend of the 117th Business Term.”

NOTIFICATION OF YOUR SOCIAL SECURITY AND TAX NUMBER

FOR TAX PROCEDURES RELATED TO SHARES

The Social Security and Tax Number that you have received from your local municipality will be required during tax procedures related to shares. Due to this, shareholders will need to notify their securities company etc. of their Social Security and Tax Number.

∎	For inquiries with respect to notifying a securities company etc. of your Social Security and Tax Number:

•	If your shares are managed in an account with a securities company, please contact your securities company.

•	If your shares are not under custody of a securities company, please contact the following:

Stock Transfer Agency Department

Mizuho Trust & Banking Co., Ltd.

Phone: 0120-84-0178 (toll free, available in Japan only)